Exhibit 99.1

Stratasys Releases Second Quarter 2023 Financial Results

●	Revenue of $159.8 million 1.6% higher than second quarter 2022 excluding MakerBot (2.0% higher at constant currency)

●	Highest-ever recurring revenue in Consumables and Customer Service

●	GAAP net loss of $38.6 million, or $0.56 per diluted share which includes one-time extraordinary costs, and non-GAAP net income of $2.5 million, or $0.04 per diluted share

●	Adjusted EBITDA grew 43% to $10.6 million year-over-year

●	Eighth straight quarter of adjusted profitability

●	Reiterating 2023 and medium-term revenue outlook

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - August 9, 2023 - Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced financial results for the second quarter 2023.

Second Quarter 2023 Financial Results Compared to Second Quarter 2022:

●	Revenue of $159.8 million compared to $166.6 million in second quarter 2022.

●	GAAP gross margin of 41.5%, compared to 40.5%.

●	Non-GAAP gross margin of 48.5%, compared to 47.6%.

●	GAAP operating loss of $33.7 million, which includes one-time extraordinary costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, compared to an operating loss of $23.5 million.

●	Non-GAAP operating income of $5.0 million, compared to non-GAAP operating income of $1.9 million.

●	GAAP net loss of $38.6 million, or $0.56 per diluted share which includes the one-time costs noted above, compared to a net loss of $24.4 million, or $0.37 per diluted share.

●	Non-GAAP net income of $2.5 million, or $0.04 per diluted share, compared to non-GAAP net income of $1.2 million, or $0.02 per diluted share.

●	Adjusted EBITDA of $10.6 million, compared to $7.4 million.

●	Cash used in operations of $23.2 million, compared to cash used in operations of $22.8 million in the year-ago quarter, due to the timing of annual incentive payments, increases in accounts receivable, costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer stated, “Leveraging our position in polymer additive manufacturing, resilient business model and strong financial profile, Stratasys once again delivered solid operating and financial results despite persistent macroeconomic headwinds. For the second consecutive quarter we delivered record revenues from both consumables and customer service, demonstrating the growth in utilization of our systems even as customer capital budgets remain constrained. Our relentless focus on execution continued to drive meaningful improvements in adjusted gross margins both sequentially and year over year, as we delivered our eighth consecutive quarter of positive adjusted earnings per share.”

Dr. Zeif continued, “I would like to thank our employees who have continued to maintain their focus, furthering the execution of our strategy with excellence and helping to make Stratasys the healthiest and strongest-growing business in our industry. Despite the various M&A scenarios emerging in the industry, customers across all of our technologies remain highly engaged and confident in Stratasys as we continue to look for ways to expand our innovation and suite of offerings. The addition of Covestro’s Additive Manufacturing business has yielded immediate results, and our expected combination with Desktop Metal will create comprehensive offerings across the industrial landscape. Additive manufacturing is on the edge of tremendous growth as customers accelerate the use of our technologies at production scale. Together with our fortress balance sheet and resilient business model, we are well-positioned to drive profitable growth as we continue to create shareholder value.”

2023 Financial Outlook:

Based on current market conditions and assuming that the impacts of global inflationary pressures, interest rate hikes and supply chain costs do not impede economic activity further, the Company is reiterating its revenue guidance and the remainder of its outlook for 2023, other than GAAP earnings, as follows:

●	Full year revenue of $630 million to $670 million.

●	Sequential quarterly revenue growth, notably higher in the second half.

●	Based on current logistics and materials costs, full year non-GAAP gross margins of 48.0% to 49.0%, with a majority of the year-over-year improvement in the second half of 2023.

●	Full year non-GAAP operating expenses in the range of $290 million to $300 million.

●	Full year non-GAAP operating margins in a range of 2.5% to 3.5%, with improving profitable margins as the year progresses.

●	GAAP net loss of $115 million to $96 million, or ($1.66) to ($1.39) per diluted share, which includes one-time extraordinary costs associated with the proxy contest and merger-related activities.

●	Non-GAAP net income of $9 million to $17 million, or $0.12 to $0.24 per diluted share.

●	Adjusted EBITDA of $35 million to $50 million.

●	Capital expenditures of $20 million to $25 million.

2023 non-GAAP earnings guidance excludes $30 million to $32 million of projected amortization of intangible assets, $28 million to $30 million of share-based compensation expense, and reorganization, one-time extraordinary costs associated with the proxy contest and merger-related activities and other expenses of $53 million to $59 million. 2023 non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Medium Term Financial Forecast:

In addition, the Company is reiterating its forecast for key annual financial metrics:

●	2024 gross margin above 50% and positive free cash flow.

●	2026 revenues to grow organically to greater than $1 billion, with adjusted EBITDA margin of 15% or greater.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Second Quarter 2023 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its second quarter 2023 financial results on Wednesday, August 9, 2023, at 10:00 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=B8jlZNVs

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions, potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 3, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2023, which will be furnished to the SEC throughout 2023, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Important Additional Information Concerning the Proposed Merger with Desktop Metal

In connection with the proposed merger transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Yonah Lloyd

CCO & VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$144,366	$150,470
Short-term deposits	61,000	177,367
Accounts receivable, net of allowance for credit losses of $0.8 million and $0.9 million as of June 30, 2023 and December 31, 2022	156,264	144,739
Inventories	211,186	194,054
Prepaid expenses	10,187	5,767
Other current assets	27,463	27,823

Total current assets	610,466	700,220

Non-current assets
Property, plant and equipment, net	200,994	195,063
Goodwill	92,946	64,953
Other intangible assets, net	148,613	121,402
Operating lease right-of-use assets	20,513	18,122
Long-term investments	138,624	141,610
Other non-current assets	18,269	18,420

Total non-current assets	619,959	559,570

Total assets	$1,230,425	$1,259,790

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$69,793	$72,921
Accrued expenses and other current liabilities	50,763	45,912
Accrued compensation and related benefits	29,534	34,432
Deferred revenues - short term	51,865	50,220
Operating lease liabilities - short term	6,842	7,169

Total current liabilities	208,797	210,654

Non-current liabilities
Deferred revenues - long term	27,399	25,214
Deferred income taxes - long term	6,995	5,638
Operating lease liabilities - long term	13,346	10,670
Contingent consideration	26,151	23,707
Other non-current liabilities	24,510	24,475

Total non-current liabilities	98,401	89,704

Total liabilities	307,198	300,358

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 68,942 thousands shares and 67,086 thousands shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	193	187
Additional paid-in capital	3,073,396	3,048,915
Accumulated other comprehensive loss	(12,671)	(12,818)
Accumulated deficit	(2,137,691)	(2,076,852)
	923,227	959,432

Total liabilities and equity	$1,230,425	$1,259,790

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$109,112	$115,721	$210,083	$228,794
Services	50,639	50,882	99,045	101,238
	159,751	166,603	309,128	330,032

Cost of sales
Products	57,576	61,132	108,689	120,505
Services	35,953	38,078	68,822	72,457
	93,529	99,210	177,511	192,962

Gross profit	66,222	67,393	131,617	137,070

Operating expenses
Research and development, net	24,305	24,346	45,780	48,344
Selling, general and administrative	75,576	66,592	136,293	131,855
	99,881	90,938	182,073	180,199

Operating loss	(33,659)	(23,545)	(50,456)	(43,129)

Financial income (expenses), net	687	(1,170)	1,460	(2,532)

Loss before income taxes	(32,972)	(24,715)	(48,996)	(45,661)

Income tax benefit (expenses)	(725)	429	(4,500)	502

Share in losses of associated companies	(4,918)	(99)	(7,343)	(174)

Net loss	$(38,615)	$(24,385)	$(60,839)	$(45,333)

Net loss per share
Basic	$(0.56)	$(0.37)	$(0.89)	$(0.69)
Diluted	$(0.56)	$(0.37)	$(0.89)	$(0.69)

Weighted average ordinary shares outstanding
Basic	68,648	66,568	68,107	66,151
Diluted	68,648	66,568	68,107	66,151

		Three Months Ended June 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$66,222	$11,283	$77,505	$67,393	$11,914	$79,307
	Operating income (loss) (1,2)	(33,659)	38,666	$5,007	(23,545)	25,479	$1,934
	Net income (loss) (1,2,3)	(38,615)	41,148	$2,533	(24,385)	25,560	$1,175
	Net income (loss) per diluted (4)	$(0.56)	$0.60	$0.04	$(0.37)	$0.39	$0.02

(1)	Acquired intangible assets amortization expense		5,014			6,954
	Non-cash stock-based compensation expense		999			1,080
	Restructuring and other related costs		3,378			15
	Impairment charges and write off		1,892			3,865
			11,283			11,914

(2)	Acquired intangible assets amortization expense		2,686			2,218
	Non-cash stock-based compensation expense		7,024			7,751
	Restructuring and other related costs		2,468			-
	Revaluation of investments		-			1,255
	Contingent consideration		347			596
	Legal, consulting and other expenses		14,858			1,745
			27,383			13,565
			38,666			25,479

(3)	Corresponding tax effect		213			81
	Finance expenses		175			-
	Equity method related amortization and other		2,094			-
			$41,148			$25,560

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,648		69,272	66,568		67,070

		Six Months Ended June 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$131,617	$16,582	$148,199	$137,070	$19,603	$156,673
	Operating income (loss) (1,2)	(50,456)	56,981	$6,525	(43,129)	47,086	$3,957
	Net income (loss) (1,2,3)	(60,839)	64,454	$3,615	(45,333)	47,718	$2,385
	Net income (loss) (4)	$(0.89)	$0.95	$0.05	$(0.69)	$0.73	$0.04

(1)	Acquired intangible assets amortization expense		9,015			13,920
	Non-cash stock-based compensation expense		1,931			1,980
	Restructuring and other related costs		3,744			(162)
	Impairment charges and write off		1,892			3,865
			16,582			19,603

(2)	Acquired intangible assets amortization expense		4,880			4,443
	Non-cash stock-based compensation expense		14,332			15,384
	Restructuring and other related costs		4,266			555
	Revaluation of investments		580			2,316
	Contingent consideration		612			803
	Legal, consulting and other expenses		15,729			3,982
			40,399			27,483
			56,981			47,086

(3)	Corresponding tax effect		3,251			-
	Finance expenses		638			226
	Equity method related amortization and other		3,584			406
			$64,454			$47,718

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,107		68,683	66,151		67,071